

October 3, 2024

Brian Mueller
Chief Financial Officer
BioMarin Pharmaceutical Inc.
770 Lindaro Street
San Rafael, California 94901

> **Re: BioMarin Pharmaceutical Inc.**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **Filed February 26, 2024**
> **Form 10-Q for the quarterly period ended June 30, 2024**
> **Filed August 5, 2024**
> **File No. 000-26727**

Dear Brian Mueller:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Davis